					Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2010 through 2014
(in thousands except ratio amounts)

	2014	2013	2012	2011	2010

Earnings:
Pre-tax income from continuing operations	$205,116	$193,081	$171,714	$158,320	$153,687
Distributed income of equity investees	28,772	26,839	24,962	25,714	47,094
Fixed charges	72,602	57,549	46,978	54,239	55,567

Total Adjusted Earnings	$306,490	$277,469	$243,654	$238,273	$256,348

Fixed Charges:
Interest	$69,876	$54,840	$43,908	$51,639	$53,226
Amortization of debt expense	1,171	1,029	1,401	1,063	647
Amortization of loss - reacquired debt	238	238	238	99	—
One-third of rental expense	1,317	1,442	1,431	1,438	1,694

Total Fixed Charges	$72,602	$57,549	$46,978	$54,239	$55,567

Ratio of Earnings to Fixed Charges	4.22	4.82	5.19	4.39	4.61